September 13, 2022

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Canadian Securities Exchange

Dear Sirs/Mesdames:

Re: Predictmedix Inc. (the "Company")

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the resignation of auditor notice of the Company dated September 13, 2022 (the "Notice") and, based on our knowledge of such information at this time, we confirm that we agree with the statements contained in the Notice in as far as they relate to us.

Yours very truly,

Harbourside CPA, LLP